Exhibit 99.1

CORPORATE RELEASE
Appointment of Director, Teng Cheong Kwee
United States — 10/02/06, Singapore — 10/02/06 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Teng Cheong Kwee as a non-executive member to its Board of Directors, effective October 1, 2006.
“We are delighted to welcome Cheong Kwee to our Board. His extensive experience on regulatory and financial matters will be an invaluable addition to the Board. I worked with Cheong Kwee when he was a Director and Chairman of the Audit Committee of STATS. He was an active contributor and we look forward to his renewed contributions,” said Charles Wofford, Chairman of STATS ChipPAC.
Mr. Teng Cheong Kwee is also a non-executive Director of several other SGX-listed companies. Mr. Teng has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore and the Singapore Exchange. Mr. Teng was previously appointed non-executive Director and Chairman of the Audit Committee of ST Assembly & Test Services Ltd. (“STATS”) in January 2001 and January 2003 respectively.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Singapore Contact:
Bryan Ong
Investor Relations
Tel: (65) 6824 7477, Fax: (65) 6720 7826
email: bryan.ong@statschippac.com
US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com